NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 30, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 17, 2017 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Media General, Inc. and Nexstar Broadcasting Group, Inc. became effective on January 17, 2017. Each share of common stock of Media General, Inc. was converted into the right to receive (i) $10.55 in cash, without interest, (ii) 0.1249 of a share of Nexstar (Name to be changed to Nexstar Media Group, Inc.) Class A common stock and (iii) one non-transferable contingent value right ('CVR') unless the CVRs are distributed prior to the merger (The CVRs relate to the net proceeds (if any) from the sale of Media General, Inc.’s spectrum in the FCC Broadcast Incentive Auction). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 18, 2017.